FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934

For the period ending June 30, 2008 Commission File Number: 0-28542

                             ICTS International N.V.
                             -----------------------
                 (Translation of registrant's name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F |X|    Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                             ICTS INTERNATIONAL N.V
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)



                                                          June 30,  December 31,
                                                            2008       2007
                                                          --------  ------------
                                                            (US $ in thousands)
                                                          ----------------------
                          ASSETS

CURRENT ASSETS:

    Cash and cash equivalents ..........................  $  3,820     $  2,095
    Restricted cash and short-term investments .........                  1,795
    Accounts receivable - trade ........................    16,469       10,200
    Prepaid expenses ...................................       751          690
    Other current assets ...............................     1,067          991
    Current assets from discontinued operations ........                  2,873
                                                          ---------------------
         Total current assets ..........................    22,107       18,644

INVESTMENTS:

    Other investment and long term receivables .........     2,934        2,976
    Restricted cash ....................................     3,710        3,500
                                                          ---------------------
                                                             6,644        6,476

PROPERTY AND EQUIPMENT:

    Cost ...............................................     4,870        4,775
    Less - accumulated depreciation ....................     2,846        3,256
                                                          ---------------------
                                                             2,024        1,519

GOODWILL ...............................................       314          314
                                                          ---------------------

OTHER ASSETS ...........................................        79          150
                                                          ---------------------

                                                          ---------------------
         Total Assets ..................................  $ 31,168     $ 27,103
                                                          =====================

                             ICTS INTERNATIONAL N.V
                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)



                                                          June 30,  December 31,
                                                            2008       2007
                                                          --------  ------------
                                                            (US $ in thousands)
                                                          ----------------------
         LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

    Short-term bank credit .............................  $  7,610     $  6,719
    Current maturities of long-term loans ..............        97          126
    Account payable-trade ..............................     4,114        4,432
    Accrued expenses and other liabilities .............    21,542       16,055
    Loan from related party ............................       158          884
    Current liabilities from discontinued operations ...     1,836        2,089
                                                          ---------------------
         Total current liabilities .....................    35,357       30,305

LONG-TERM LIABILITIES:

    Accrued severance pay ..............................        68           84
    Loan from related party ............................     5,905        5,644
    Long term liabilities, net of current maturities ...     3,106        3,150
    Net current liabilities from discontinued operations     5,852        8,530
                                                          ---------------------
         Total long-term liabilities ...................    14,931       17,408
                                                          ---------------------
         Total Liabilities .............................  $ 50,288     $ 47,713
                                                          =====================

SHAREHOLDERS' EQUITY

    Share capital:
       Common shares, par value-0.45 Euro per share,
        17,000,000 shares authorized; 6,672,980
        outstanding shares .............................     3,605        3,605
    Additional paid-in capital .........................    20,621       20,554
    Accumulated deficit ................................   (35,656)     (36,858)
    Accumulated other comprehensive loss ...............    (6,791)      (7,012)
                                                          ---------------------
                                                           (18,221)     (19,711)
    Treasury stock, 144,880 common shares, at cost .....      (899)        (899)
                                                          ---------------------
                                                          $(19,120)    $(20,610)
                                                          ---------------------
         Total  liabilities and shareholders' equity ...  $ 31,168     $ 27,103
                                                          =====================

                                       ICTS INTERNATIONAL N.V
                          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                        (US $ in thousands, except share and per share data)




                                                                      Six months ended   Six months ended
                                                                        30 June 2008       30 June 2007
                                                                      ----------------   ----------------
Revenues ..........................................................      $    49,768       $    31,476
Cost of revenues ..................................................           42,876            27,946
                                                                         -----------------------------
Gross profit ......................................................            6,892             3,530
Impairment and amortization of intangible assets ..................                -               323
Selling, general and administrative expenses ......................            7,851             5,444
                                                                         -----------------------------
Operating loss ....................................................             (959)           (2,237)
Interest and other financial income ...............................              245               142
Interest and other financial expense ..............................             (643)             (613)
Exchange rate expenses ............................................             (454)             (103)
Other income, net .................................................              488             3,973
                                                                         -----------------------------
Income (Loss) before income taxes .................................           (1,323)            1,162
Income tax expenses ...............................................             (141)              (56)
Share in losses of associated companies ...........................                -            (2,388)
                                                                         -----------------------------
Loss from continuing operations of the company and its subsidiaries           (1,464)           (1,282)
Profit from discontinued operations ...............................            2,666             2,972
                                                                         -----------------------------
Net income ........................................................      $     1,202       $     1,690
                                                                         =============================

Other comprehensive income:
   Translation adjustments ........................................              221               148
   Unrealized income on marketable securities and others ..........                -               580
                                                                         -----------------------------
Other comprehensive income ........................................              221               728
                                                                         -----------------------------
Comprehensive income ..............................................      $     1,423       $     2,418
                                                                         =============================


Profit (Loss) per Common Share:
-------------------------------

    Loss from continuing operations:
        Loss per common share - basic .............................      $     (0.22)      $     (0.20)
                                                                         =============================
        Loss per common share - diluted ...........................      $     (0.22)      $     (0.20)
                                                                         =============================

    Profit from discontinued operations:
        Profit per common share - basic ...........................      $      0.40       $      0.46
                                                                         =============================
        Profit  per common share - diluted ........................      $      0.40       $      0.46
                                                                         =============================

    Net profit  from:
        Profit  per common share - basic ..........................      $      0.18       $      0.26
                                                                         =============================
        Profit per common share - diluted .........................      $      0.18       $      0.26
                                                                         =============================


Weighted average of common shares
      Outstanding .................................................        6,528,100         6,528,100
      Diluted .....................................................        6,528,100         6,528,100

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ICTS INTERNATIONAL N.V.

                                         By: /s/ Avraham Dan
                                             -----------------------------------
                                         Avraham Dan, Managing Director

Dated: December 23, 2008